[Chapman and Cutler LLP Letterhead]

September 29, 2023

VIA EDGAR CORRESPONDENCE

Daniel S. Greenspan
United States Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II (the “Trust”) File Nos. 333-258722; 811-23725

Dear Mr. Greenspan:

This letter responds to your comments provided by telephone on September 27, 2023, regarding the registration statement filed on Form N-1A for Valkyrie ETF Trust II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 4, 2023 (the “Registration Statement”). The Registration Statement relates to the Valkyrie Bitcoin and Ether Strategy ETF (formerly known as the Valkyrie Bitcoin Strategy ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Operations of the Ether Futures Market and Bitcoin Futures Market

Please supplementally explain how the Fund will monitor market capacity as new participants enter the market.

Response to Comment 1

The Fund, through the Adviser and the Sub-Adviser, engages is regular communications with its FCMs regarding the markets for bitcoin and ether futures. Those communication include information regarding new major market participants, including other pooled investment vehicles, that could potentially affect the capacity of those markets.

Comment 2 – Liquidity Risk Management

Please supplementally discuss the board’s consideration of liquidity risks related to the investment strategy and the appropriateness of the investment strategy for an open-end fund. Refer to Rule 22e-4(b)(1)(i) of the Investment Company Act.

Response to Comment 2

The Board has approved a Liquidity Risk Management Program (“LRMP”) for the Trust and the Fund. The LRMP requires the Fund to consider its liquidity risk which must include consideration of, among other things, the Fund’s investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions, including derivatives such as futures, forwards, swaps and written options. The Board assessed the LRMP in light of the Fund’s investment strategy and considered it to be adequate.

Comment 3– Commodity Futures Exchanges

Please revise the disclosure such that the only futures markets on which the Fund will trade futures markets is the CME.

Response to Comment 3

The disclosure has been revised in accordance with the Staff’s comment.

Comment 4 – Derivatives Risk Management

Please clarify in the description of ether that the proceeds from the initial crowd sale of ether were used for the development of the Ethereum Network.

Response to Comment 4

The disclosure has been revised in accordance with the Staff’s comment.

Comment 5 – Risk Factors

Please revise the sentence “New or changing laws and regulations affecting the use of blockchain technology and/or investments in crypto assets or crypto asset-related investments” to be grammatically correct.

Response to Comment 5

The disclosure has been revised in accordance with the Staff’s comment.

Comment 6 – Risk Factors

In the discussion that ether may be treated as a security, please also clarify that ether may be offered and sold as a security.

Response to Comment 6

The disclosure has been revised in accordance with the Staff’s comment.

Comment 7 – Risk Factors

Please remove the following sentence from the disclosure: “Public, though non-binding, statements by senior officials at the SEC have indicated that the SEC did not consider bitcoin or ether to be securities, and does not currently consider bitcoin to be a security.”

Response to Comment 7

The sentence has been replace with the following: “The SEC has taken no official position on whether ether is a security under the federal securities laws.”

Comment 8 – Risk Factors

Please disclose the risks related to the fragmentation and regulatory noncompliance and/or oversight of spot markets for crypto assets, including the potential for fraud and manipulation.

Response to Comment 8

The disclosure now includes the following disclosure in all applicable locations: “Due to the fragmentation, regulatory non-compliance and lack of oversight of these trading venues there is a heightened potential for fraud and manipulation.”

Comment 9 – Principal Investment Strategies

Please explain how the Fund’s investment strategy is consistent with its fundamental concentration policy.

Response to Comment 9

The Fund’s fundamental concentration policy is the following:

The Fund will not concentrate (i.e., hold more than 25% of its assets in the stocks of a single industry or group of industries) its investments in issuers of one or more particular industries, except that the Fund may invest more than 25% of its total assets in investments that provide exposure to bitcoin and/or bitcoin futures contracts.

For purposes of the 25% concentration limit, the Fund considers the market value, rather than the notional value, of its futures contracts, which is consistent with the language of the concentration policy and prior Staff guidance regarding the same.1 Given that the futures contracts in which the Fund invests will have a small market value relative to the Collateral Investments that which constitute the bulk of the Fund’s portfolio, the Adviser does not anticipate that the Fund’s concentration policy will be an issue in executing the Fund’s revised investment strategy.

1	See BlackRock Multi-Sector Income Trust (July 8, 2013), available at https://www.sec.gov/divisions/investment/noaction/2013/blackrock071013-17d.htm (“A fund is concentrated if it invests more than 25% of the value of its assets in any one industry.”)

Comment 10 – Risk Factors

In all applicable locations, please use the term “digital asset trading platform” or “digital asset trading” venue instead of bitcoin or ether trading platform/venue.

Response to Comment 10

The disclosure has been revised in accordance with the Staff’s comment.

Comment 11 – Risk Factors

Please clarify that the development of the source code of the Ethereum protocol has been overseen by the Ethereum Foundation and the core developers is both historically and currently true.

Response to Comment 11

The disclosure has been revised in accordance with the Staff’s comment.

Comment 12 – Risk Factors

Please disclose the risks related to DeFi and dApps, including regulatory concerns.

Response to Comment 12

The disclosure has been revised to include the following:

In addition, DeFi dApps have been the frequent of numerous hacking and manipulation attempts, with some such attempts resulting in irreversible losses to their users. There is also considerable regulatory uncertainty regarding DeFi dApps status and compliance with a variety of legal regimes, including federal securities law, anti-money laundering laws, and federal and state money service business laws. To the extent that DeFi dApps continue to experience hacking events or adverse regulatory events, the Ethereum Networks value as a Layer 1 solution may decline with a corresponding reduction in the demand for, and price of, ether.

Comment 13 – Risk Factors

Please provide additional details regarding the Sub-Adviser’s change in control.

Response to Comment 13

The disclosure has been revised in accordance with the Staff’s comment and now provides as follows:

Pursuant to a purchase agreement signed on March 24, 2023, Vident Capital Holdings, LLC, a subsidiary of MM VAM, LLC, acquired a majority interest in Vident Asset Management on July 14, 2023 (the “Closing Date”). MM VAM, LLC is an entity controlled by Casey Crawford. As of the Closing Date, Mr. Crawford effectively controls Vident Asset Management. At the Closing Date, Vident Asset Management absorbed all of the assets and liabilities, including all personnel, of Vident Investment Advisory, LLC (the “Prior Sub-Adviser”). As a result of change in control and the automatic termination provisions of the previous investment sub-advisory agreement between Valkyrie and the Prior Sub-Adviser, the sub-advisory agreement between Valkyrie and the Prior Sub-Adviser automatically terminated. Effective July 14, 2023, Vident Asset Management was appointed to serve as the investment sub-adviser to the Fund, pursuant to an interim sub-advisory agreement between Valkyrie and Vident Asset Management, on behalf of the Fund (the “Interim Sub-Advisory Agreement”). The Interim Sub-Advisory Agreement will remain in effect for 150 days from its effectiveness, or until Fund shareholders approve a new, permanent investment sub-advisory agreement (the “New Sub-Advisory Agreement”), whichever is earlier. On June 15, 2023, the Board approved the New Sub-Advisory Agreement between Valkyrie and Vident Asset Management, on behalf of the Fund, and recommended that the New Sub-Advisory Agreement be submitted to Fund shareholders for approval. The New Sub-Advisory Agreement will take effect upon its approval by shareholders.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren